

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

Mr. Shaun Heinrichs
Chief Financial Officer
Veris Gold Corp.
688 West Hastings Street, Suite 900
Vancouver, British Columbia V6B 1P1

     Re: Veris Gold Corp.
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed May 7, 2014
             File No. 000-52699

Dear Mr. Heinrichs:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ John Reynolds

                     John Reynolds
                     Assistant Director